CERTIFICATE OF DESIGNATION OF SERIES PRIVATE
AND DETERMINATION OF RIGHTS AND PREFERENCES
OF
8% CONVERTIBLE PREFERRED STOCK
OF
HITCOM CORPORATION


	HitCom Corporation, a Delaware corporation (the "Company"), acting pursuant to Section 151 of the General Company Law of Delaware, does hereby submit the following Certificate of Designation of Series and Determination of Rights and Preferences of its 8%
Convertible Preferred Stock.

	FIRST:  The name of the Company is HitCom Corporation.

	SECOND: The Board of Directors of the Company has duly adopted the following resolutions:

	WHEREAS the Certificate of Incorporation of the Company authorizes Preferred Stock consisting of 5,000,000 shares, par value $.001 per share, issuable from time to time in one or more series; and

	WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of
Article IV of the Company's Certificate of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

	WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series;

	NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV of the Company's Certificate of Incorporation, as amended, there is hereby established a new series of 1,500,000 shares of 8%
Convertible Preferred Stock of the Company (the "Preferred Stock") to have the designation, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article IV as follows:

	1.	Liquidation.  Upon the voluntary or involuntary
liquidation, winding up or dissolution of the Company out of the assets available for distribution to shareholders, the Preferred Stock shall be entitled to receive, in preference to any payment on the Common Stock, $0.80 (the "Preferred Liquidation Amount") per share plus any dividends previously declared but unpaid. In the event the assets of the Company are insufficient to pay the entirety of the Preferred Stock, the Common Stock and other junior classes of stock will receive nothing. After the Preferred Stock has been paid, the remaining assets shall be paid to the Common Stock and other junior classes of stock in accordance with their respective priority, if any.

	2.	Dividends.  The Preferred Stock is entitled to receive,
out of legally available funds, cumulative dividends from the issuance date at the annual rate of eight percent (8%) of the Preferred Liquidation Amount per share. All such dividends shall be payable annually on December 31 when and as declared by the Board of Directors. Cumulative dividends shall accrue from issuance date, regardless of whether earned, such that no dividends or other distributions shall be made with respect to the Common Stock and no Common Stock shall be redeemed until cumulative dividends on the Preferred Stock for all past and present dividend periods have been paid or set apart. The dividend may be paid in-kind with Preferred Stock based upon the liquidating value of the Preferred Stock.

	3.	Voting Rights.  The Common Stock is entitled to one
vote per share. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the holder's Preferred Stock is convertible. The Common Stock and Preferred Stock shall vote together as a single class on all matters which require shareholder approval. Without the approval of at least a majority of the outstanding shares of Preferred Stock, the Company shall not (i) amend the certificate of incorporation or any other document to alter or change any rights, preferences or privileges of the Preferred Stock which materially and adversely affect the Preferred Stock, (ii) increase or decrease the authorized number of shares of Preferred Stock or effect a stock split or reverse stock split of the Preferred
Stock, (iii) authorize another class or series of shares senior to the Preferred Stock with respect to distribution of assets on liquidation, it being understood that the Board of Directors may authorize another class or series of preferred shares in parity with the Preferred Stock with respect to distribution, including liquidating distributions or (iv) purchase, redeem or otherwise acquire any Common Stock, either directly or through a subsidiary, excluding the purchase of Common Stock from an employee or consultant of the Company.

	4.	Conversion Rights.  From the date of issuance, at the
option of the holders, each share of Preferred Stock shall be convertible into Common Stock at any time. The Company will use its best efforts to register the Common Shares that underlie the Preferred Stock within 24 months of the date of issue. The shares are callable 90 days after the effective date of registration statement or for a period of 26 months from the date of issue whichever is less at $0.85 per share.

	5.	Conversion Ratio.  For the purpose of any conversion as
set forth above, each share of Preferred Stock shall be treated as equivalent to the Preferred Liquidation Amount per share; provided that, initially, one share of Preferred Stock shall be convertible into one share of Common Stock. The initial conversion price per share shall be $0.80. Upon conversion, no fractional shares shall be issued. The Company shall, in lieu thereof, pay cash value for all fractional shares of Common Stock. The Company shall reserve sufficient authorized but unissued shares of Common Stock necessary to effectuate the conversion of all shares of Preferred Stock. In addition, the Company will keep sufficient shares available for the conversion of Preferred Stock.

	6.	Conversion Procedure.  A holder of Preferred Stock who
desires to convert his or her shares into Common Stock shall forward his or her share certificate to the Company at its principal executive office, accompanied by a written request to convert, and specifying the number of shares to be converted. The endorsement of the share certificate and the request to convert shall be in form satisfactory to the Company. Upon the date of such delivery the conversion is deemed to have occurred, and the person entitled to receive share certificates for Common Stock shall be regarded for all corporate purposes, from and after such date, as the holder of the number of shares of Common Stock to which he is entitled upon the conversion.

	7.	Stock Splits and Combinations.  If the Company shall at
any time subdivide or combine its outstanding Common Stock, or fix a record date for payment of a dividend in Common Stock or other securities of the Company exercisable, convertible or exchangeable for Common Stock (in which latter event the maximum number of shares of Common Stock issuable upon the exercise, conversion or exchange of such securities shall be deemed to have been distributed), after that subdivision, combination or dividend, the number of shares of Common Stock issuable upon conversion shall be adjusted to that number of shares which is determined by (A) multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment by the conversion price in effect immediately prior to such adjustment, and then (B) dividing that product by the conversion price in effect immediately after such adjustment. If the Company shall at any time subdivide the outstanding shares of Common Stock or fix a record date for payment of a dividend in Common Stock or other securities exercisable, convertible or exchangeable into Common Stock, the Exercise Price then in effect immediately before that subdivision or dividend shall be proportionately decreased, and, if the Company shall at any time combine the outstanding shares of Common Stock, then the conversion price in effect immediately before that combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective or the dividend is distributed.

	8.	Reclassification, Exchange and Substitution.  If the
shares issuable upon exercise of a share of Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of securities, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination or payment for dividend of securities provided for above), the holder shall, on its conversion, be entitled to purchase of the same aggregate consideration, in lieu of the shares which the holder would have become entitled to purchase but for such change, a number of shares of such other class or classes of securities which such holder would have been entitled to receive as the holder of that number of shares subject to purchase by the holder on conversion of a share of Preferred Stock immediately before that change.

	9.	Reorganizations, Mergers, Consolidations or Sales of
Assets. If at any time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, payment of dividend, reclassification or exchange of Common Stock provided for above), or merger or consolidation of the Company with or into another corporation, or the sale of the Company's properties and assets as, or substantially as, an entirety to any other person, then, as a part of such reorganization, merger, consolidation or sale, lawful provision shall be made so that the holder of a share of Preferred Stock shall thereafter be entitled to receive upon conversion of a share of Preferred Stock, during the period specified above the number of shares or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation, to which a holder of the shares issuable upon conversion of a share of Preferred Stock would have been entitled in such capital reorganization, merger, or consolidation or sale if such share of Preferred Stock had been converted immediately before that capital reorganization, merger, consolidation, or sale. If any such case, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of the Preferred Stock with respect to the rights and interest of the holder of a share of Preferred Stock after the reorganization, merger, consolidation, or sale such that the provisions of the Preferred Stock (including adjustment of the conversion price then in effect and number and kind of securities received upon conversion of a share of Preferred Stock) shall be applicable after that event in relation to any securities received after that event upon conversion of a share of Preferred Stock.

	10.	Minimum Conversion Price Adjustment.  No adjustment in
the conversion price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) or more of the conversion price, provided, however, that any adjustments which by reason of this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this paragraph shall be made to the nearest cent or to the nearest one-hundredth of a share.

	11.	Notices.  The Company shall prepare a written statement
setting forth in detail the facts and the revised conversion ratio promptly after any change in the conversion price or any other action contemplated above occurs. The statement shall be signed by the Chief Executive Officer, the Chief Operating Officer, the
Treasurer and filed with the Secretary of the Company. A copy of the statement shall be mailed to each holder of Preferred Stock.

	12.	Redemption.  The Preferred Stock is non-redeemable
except as herein specifically provided.

	13.	Call Feature.  The Preferred Stock is non-callable
until 90 days after the notice of registration of Common Stock is given to Preferred Shareholders or 26 months from the issuance date, whichever comes first (See "Conversion Rights"). After the expiration of 90 days following notice of registration of the Common Stock or 26 months from the issuance date, whichever comes first, the Preferred Stock may be called at $0.85 per share upon 30 days written notice if the Preferred Stock is not converted to Common Stock.

	IN WITNESS WHEREOF, said HitCom Corporation has caused this Certificate to be signed by Anthony W. Hitt, its President, as of this 22nd day of May, 1996.



/s/ Anthony W. Hitt
Anthony W. Hitt
President
HitCom Corporation